SPECIAL MEETING OF SHAREHOLDERS
On June 8, 2010, a Special Meeting
of Shareholders for the Fund was held
to consider the following proposal.
The results of the proposal are indicated below.
Proposal 1 The proposed reorganization
of the Fund into Wells Fargo Advantage
International Equity Fund, which will be a new series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net assets voted For $648,082,515
Net assets voted Against $ 4,138,100
Net assets voted Abstain $ 7,740,011